Liberty Global Ltd.
(Commission File No.: 001-35961)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

[The following is an excerpt from a transcript of an interview by Liberty Global Ltd at a Bank of America conference held on June 11, 2024]

Presentation

David Wright - BofA Merrill Lynch – Analyst

Okay, very good. We're going to come back on some of the implied share price dynamics, which is always a fun conversation, but I did want to move over to Sunrise a little. The basic justification for the spin, I'm assuming is that you bring it out of the conglomerate and a conglomerate discount that is undoubtedly present your share price –

Charles Bracken - Liberty Global Ltd - Chief Financial Officer, Executive Vice President

Thank you. I am glad that you said that (multiple speakers).

David Wright - BofA Merrill Lynch - Analyst

You’d probably say it's in the high-tens of percentages is to bring it out, obviously the Liberty conglomerate, but also it being a Swiss asset, they do tend to trade a little bit more on dividend it's a different cost of capital market. We've seen this dynamic with Swisscom.

I'm assuming that’s the basic theory around this, apart from the fact that it's (inaudible).

Charles Bracken - Liberty Global Ltd - Chief Financial Officer, Executive Vice President

Let me give you the sort of rationale from a Liberty point of view, Jany really must - can give you the story, but we've announced that Sunrise will pay a CHF240 million dividend. And that's a dividend floor, which implies a progressive dividend, and it will be levered in a 3.5 times to 4.5 times range. It will go out at 4.5 times, which is a little bit top end of the range. But you can assume there is some growth and some deleveraging, and you can assume it's announced to a free cash flow this year of CHF360 million to CHF400 million. So, that 240 is pretty well covered. And you can assume excess capital is going to be available for deleveraging. So, if you take that 240 million and you apply a reasonable dividend yield - reasonable amount - I'll argue about this, but I think Swisscom is at 4, Swisscom bonds are at one, let's just hypothetically use 6%. You're probably around the CHF4 billion market cap, and CHF4 billion is about $4.5 billion, Liberty Global stock price yesterday implied a market cap of CHF6.5 billion, and pro forma for the spin, aside from everything else that owns, aside from everything else, Liberty will and have at least 2 billion-plus of cash, an additional $500 million of liquid investments.

So, we think that this is a very, very key step to unlock that valuation. And I'm sure it will trade in a very choppy way when it goes out, but ultimately should settle around that dividend, which we think will also be largely tax free to Swiss investors.

…

David Wright - BofA Merrill Lynch - Analyst

Okay. So there go that your dividend commitment.

Charles Bracken - Liberty Global Ltd - Chief Financial Officer, Executive Vice President

Good. Don’t (inaudible) up.

…

David Wright - BofA Merrill Lynch – Analyst

Exactly. So, look, first things first, obviously, you’re Sunrise, but it is a reasonably recent merger of Sunrise and UPC. How is that integration progressing? You’re now towards the closing stages or is there still more to come?

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

…

We have a growth plan in front of us, and we believe that there is some in the setup of the DSL with adjacent services in B2B. There's also some new areas that we can go after. So, from that perspective, you have a clean story with growth potential with the integration behind us with limited capex intensity, given the 5G rollout that is there given the hybrid strategy, given the integration and therefore also the IT harmonization and transformation behind us. So, it's a natural point to start the journey on and to sort of bring investors on board to benefit from that.

David Wright - BofA Merrill Lynch – Analyst

Absolutely. Okay. So, lots to unpack there. But essentially, it's a pretty tough environment. The Swiss market, you've got this very sort of very high level -- service level operator and incumbent in Swisscom and got this very aggressive guy in Salt, and the price points are quite remarkably different that we are seeing that in the KPIs. Where is Sunrise positioned, if they are the extremes, are you guys in the middle? I've always been quite nervous about operators in the middle. I like to think operators perform when they are the best or the cheapest. So, I'm interested in your view.

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

Yes, sure. Look, I think there's a couple of points to be made. It's a tough market on the one hand, I think it's a stable market on the other hand. And what do I mean with that? I think internet pricing has been stable, perhaps aggressive, especially if you see what you get for the internet price, but it hasn't moved so you can from there play in the field that is at least stable first.

Mobile, perhaps slightly different. But what we would argue is it actually intensity -- promotional intensity levels have gone down a bit over time. So there, again from an inflow ARPU perspective, it has stabilized. Now that inflow is sometimes still higher than the back book, so that is something to play around with. But I think again, tough market, but stable, which helps to sort of then define the right strategy to compete in first.

I think secondly, perhaps different than in some other markets, the Swiss market is very quality focus. So, I think, yes, you have, but especially in Salt, an aggressive attacker, at the same time, I think we can debate on how those shares are, but we would say 50% to 60% of the Swiss market is very value driven, but with that quality and so they are ready to pay a bit more for a good service.

Now this is where I think our strategy comes in because you have Swisscom, which is very high priced in comparison to us and to Salt, and they can continue to demand that premium. Now what our strategy is on the one hand with Sunrise to move close to Swisscom, acknowledging that there is some price discount to debt, but we can play in that market and I think we have done well.

I think we have done a number of place to support that like the Swiss key sponsorship, which is a big thing in Switzerland, getting debt making sure that people recognize us as a quality brand. We have set up some loyalty programs like O2 has here in the UK. We have that -- we have added additional services so effectively, what we're doing with the main brand is creating this very rich offering with good service, with good loyalty programs, with additional services so that we can play in that. Now that is a trajectory that we're on. I would say we're not fully there, but we're seeing good traction. I think brand recognition, brand awareness, that is all trending up. So, there's a big part of the market that we can play in, with some discount, but with significantly higher pricing than on that more as a price-sensitive segment, where you have Salt playing, where you have yallo playing where you have Wingo playing. Those are main and second brands of us and of Swisscom. So, I think you'll see the market going into extremes where a large chunk sits on the premium segments we play with Swisscom, Salt, and our second brands playing in that lower segment, I think what's interesting in that as well is that Salt recently come out, is that and have said the they see yallo our second brand and Wingo as their main competitor. Also letting go if you will wanting to compete on that, of course, at that lower price, and we'll see if the market wants to go there, but we feel strong that with the dual brand strategy we can play effectively in those two different segments.

David Wright - BofA Merrill Lynch - Analyst

Okay very good and let's talk networks. You are predominantly cable today. I'm not sure whether you've got any fiber -- it's very, very small, predominately cable operator, you have a fairly slow-moving Swisscom, and that's a function of some regulatory issues, but either way the fiber has lagged, but their ambitions are high in terms of their coverage and the risk that could perhaps be perceived is the Salt has access to that fiber. So, they have access to this.

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

We as well, by the way.

David Wright - BofA Merrill Lynch – Analyst

You have access to it, and I agree with that. But in terms of how do you think about the migration of your cable or the evolution, I should say, of your cable strategy over time?

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

Yeah, good questions. I think.

David Wright - BofA Merrill Lynch – Analyst

Charlie gets this one from me all the time.

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

No. I think it's a key element to get right in our story and sort of why let me try to explain simply why we feel so strongly that this hybrid network strategy that we're on is the right way to go. I think couple of things to note, Swisscom has indeed 40% coverage. Now they have said they go to 70% to 80%. They have approximately 5 percentage points to 10 percentage points of that country ready to deploy once, as you say, and that is now more or less done, that's regulatory issues behind them. So, we expect it to go up, but that's the fiber element of it. Now we are only three real in-home players in the market. As you say, Salt has access, we have access as well. So therefore, I think we are all playing in that network, and we have all access to it.

I think then also important to note, as we got into the merger, we had 50% of the customers approximately on wholebuy nets of Swisscom, partially fiber, partially DSL, 50% our own network. We have 70%, 75% if you add our partners coverage in there as well. So that was the starting point. Now over the last three years, we have migrated some of those DSL customers onto our HFC footprint. And on the other hand, we have increased a bit of fiber customer as we sold those. Three years down the line the distribution of that customer base, of course, has changed between fiber and DSL. But overall whole versus rented is still more or less the same, both from a total base, but also from an inflow perspective. So, and that is also on the fiber only footprint. So HFC is still a meaningful product for our customers. I don't know if you've seen, but we last week announced that we're going to upgrade our network to 2.5 gig whereas fiber is on 10 gig. All to say that in Switzerland, I think we have the opportunity to always offer to our customers at the moment the best speed available and what we see in the Swiss market is that fiber or HFC is not a theme as such. So right now the markets sometimes people are actively marketing fiber or the legacy technologies. For us, it's about speed and customers don't really care.

So that is the third point, I think given that, we have to moment, have a base that is 50% approximately still owned and bought. So that also sits in our cost base. Now fast forward for the next years, what we have forecasted and what we believe, and I mean, if you think of 5, 7 or perhaps 10 year forecast, we see perhaps a slight erosion of that base going to fiber, whereas the rest will still be on our own network.

And so for us, the question very much is - Charlie first talked about a 30% penetration that you need in order to do, we have a total of 30% market share, i.e., our fiber at the moment is at 15%. So, to -- for us to deploy the capital, given that we have the access already that we have a good wholesale and wholebuy economics, that it's not a customer point.

What we're saying is we don't see the erosion quickly in our margin. We already have a large chunk in that. So therefore, we can play with that DSL versus fiber distribution to offset some of that. We have good cooperation with them. Our customers don't care. So, therefore, to then now go out and say we want to deploy all of that capex to in the future, perhaps get to that payback. It just doesn't make sense from a capital perspective. And I think what is also interesting, of course, let us play out five to seven years. We are at the moment the biggest wholebuy customer of Swisscom. So, the moment we decide to potentially build our own network. I think they'll come and talk to us the same. What are you intending to do? And perhaps there is another way to think about this. So therefore, we feel strongly that from a cash flow perspective, if you take the dividend perspective into consideration, this is by far the most economical thing to continue on that hybrid strategy.

David Wright - BofA Merrill Lynch – Analyst

Okay. So essentially, there's an element of there’s a very good network, there’s a kind of sweat the asset element at the moment until maybe the obligation is that to really move forward. And then you have options, whether you invest or whether you.

Charles Bracken - Liberty Global Ltd - Chief Financial Officer, Executive Vice President

Or put it another way, I think is a 50/50 coax fiber, and we don't really think it’s materially going to change, so the benefit of buying, wholebuying, the fiber is already embedded in the cash flows. Now, the exam question is, will there be an imperative to go to 100% fiber. And he's making the point that at a certain point, Canton by Canton, village by village, at some point there’s is an economic case to build or buy from somebody else. So, we don't think there's a big risk to the cash flows.

David Wright - BofA Merrill Lynch - Analyst

Okay, fair enough. I think that's very, very credible. Okay - so, if we then think about the growth and the cash flow growth, can you just walk us through the parts a little, for instance, I think on pricing, you guys are having to look at a much lower - in fact, I don't think you're raising prices this year. Is that right for us across the portfolio?

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

Yes.

David Wright - BofA Merrill Lynch – Analyst

So, we think about how you're actually going to grow your cash flows, whether that be market share growth through to OpEx synergies, lower capex, et cetera, if you could just give us a simple walk through?

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

Sure. I think we typically start with saying that we believe we have three growth engines, the main brand, Sunrise, yallo as the second brand, and B2B as a third growth engine. I think if you look at it over the last three years what we have seen is that yallo and B2B have grown well and that in the main brand as part of the integration of the two brands as part of the repricing of that UPC base, we have had a drag.

And so therefore, if you look at it combined, there was this flattish line and, in some quarter, some growth, but in general flattish. Now, what we believe fast forward is that on the main brand, given that some of that pricing tension is behind us, given the fact that we have launched a number of adjacent services, given that we expect churn to come down as we get out of this repricing integration.

I think, we'd like to think that we're fantastic integrators and we are but operationly of customers, of course, in that process and have some tensions and so, therefore, churn has been elevated over the past two years on the back of that. So, all to say that the dynamics that we saw in the main brand, we see easing, we believe technically as the integration of those two brands has done, there's a further easing, and then with some adjacent services, further penetrating of FMC and multi mobile, there is a changing dynamics. And one of the other things that happened, yallo in that market is still continuing to grow. We have only been a fixed provider in that second brand for 1.5 years, whereas in mobile it's been six years. So therefore, there's quite some growth left there, we feel, and then B2B, as we have integrated the two brands, we now have a meaningful competitor to Swisscom.

By the way, Swisscom has 80% market share, we have 20%. So, there is that underpenetration. So, all of that to say that I think different dynamics in those three engines, but we believe that in the combined of those three, there is revenue growth. Now I don't say mid-single digit percentages, but there is some growth that is different than what we have seen so far.

Now, of course, there is some margin erosion in that to offset that growth in part a little bit of that wholebuy owner to whole bought economics on the one hand, some of those services, especially in B2B have slightly lower margins, but all in all, still a meaningful margin growth, we believe over the coming years. And then how we think about OpEx is there is still some of those synergies left on the one hand that I was talking about, not meaningful, but still some as a tailwind. We see inflation coming down, so also that normalizing a bit. What we have done as part of the integration over the last three years is we invested in this Swiss Ski partnership in the loyalty program to set the company up to add to sort of harvest those three growth engines. So again, those costs are now normalizing out and then with some efficiencies from a digitization from an AI, that we talked about before. I think there is some left. So, all in all, we believe that OpEx is flattish then so that -- so again, that falls nicely down to EBITDA. Having the integration behind us having the 5G rollout behind us, the IT transformation, again, you can take an assumption on what capex is - definitely not growing, so that organically, that all drives nice free cash flow growth, we believe in the coming period. But then interest being I mean, we need to see where that goes. But we, as Charlie said, we started 4.5 times excess cash flow used to.

Charles Bracken - Liberty Global Ltd - Chief Financial Officer, Executive Vice President

And you are fixed until 2028.

Jany Fruytier - Liberty Global Ltd - Chief Financial Officer, Sunrise GmbH

At least 28, 29, 31, but yes. So having debt and then with some de-levering coming from the excess cash flow, we believe there is a free cash flow growth in there.

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As previously announced, Liberty Global intends to spin-off its businesses attributed to Sunrise GmbH (“Sunrise”) into a separate publicly-traded company (the “Transaction”). In connection with the Transaction, a registration statement on Form F-4 that will include a preliminary proxy statement (the “Proxy Statement/Prospectus”) will be filed and mailed to the Liberty Global shareholders.

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